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October 21, 2022		Writer’s Direct Contact +1 (202) 887-1585 SLesmes@mofo.com

VIA EDGAR

John Coleman

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549-7010

Re:	U.S. Silica Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 25, 2022

Response Dated September 2, 2022

File No. 001-35416

Dear Mr. Coleman:

On behalf of U.S. Silica Holdings, Inc. (the “Company”), this letter responds to your letter, dated September 20, 2022 (the “Comment Letter”), regarding the above-referenced filing. Your comment is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraph below correspond to the headings and numbered comment in the Comment Letter. The Company’s response is set forth in ordinary type beneath the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 2. Properties, page 25

1.

We note your responses to our comment letters dated May 9, 2022 and July 21, 2022, including the proposed revisions to the disclosures in your Form 10-K for the fiscal year ended December 31, 2021. Please amend this Form 10-K to include all of the revised disclosures and the proposed changes to the technical reports noted in your responses.

In addition, it appears that the conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your Form 10-K should be revised.

John Coleman

October 21, 2022

Page Two

Response: In response to the Staff’s comment, the Company has filed, simultaneously herewith, an amendment to its Form 10-K for the fiscal year ended December 31, 2021.

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If you require additional information or have any questions about this letter, please do not hesitate to contact me at SLesmes@mofo.com or (202) 887-1585.

Sincerely, /s/ Scott Lesmes Scott Lesmes Partner

cc:	Donald A. Merril, Executive Vice President, Chief Financial Officer

Stacy Russell, Senior Vice President, General Counsel & Corporate Secretary

U.S. Silica Holdings, Inc.